Exhibit 99.9

PRESS RELEASE

Clarification by TotalEnergies

Paris, October 24, 2025 – TotalEnergies SE acknowledges the decision of the Paris Judicial Court, which dismissed the majority of the claims brought against it, notably those targeting the Company’s corporate communications. The Court ordered the removal from its French affiliate’s website, aimed at its customers, of three paragraphs concerning the carbon neutrality ambition. Contrary to what certain media reported, the claims relating to the communication campaign associated with its name change in 2021, as well as those targeting its institutional communication on the role of natural gas and biofuels in the energy transition, were all rejected. No “advertising” by TotalEnergies’ affiliates in France was condemned by the Court.

In light of this ruling, which actually pertains to the fact that the scenario on which TotalEnergies’ multi-energy (oil, gas, power) transition strategy is based is not mentioned in these three paragraphs, TotalEnergies SE and its affiliate TotalEnergies Electricité et Gaz France have decided not to appeal the decision. The three paragraphs concerned will be replaced by a factual description of TotalEnergies’ achievements to date in the implementation of its multi-energy strategy, to dispel any doubts among its customers.

TotalEnergies is well-known to the French people as the company that has been supplying the energy they need, every day, for over a hundred years.

•	TotalEnergies is proud to produce oil to supply French people with fuel in its network of service stations, visited by 1 million customers every day.

•	TotalEnergies is proud to produce gas, and to have become the world’s third-ranking player in liquefied natural gas, allowing it to make a considerable contribution to securing France’s gas supply since the beginning of the war in Ukraine in 2022.

The French people are also entitled to be informed about everything that TotalEnergies is doing for the energy transition and new energies: electricity, renewables, biofuels and EV charge points.

•	TotalEnergies is proud to have invested over €20 billion in low-carbon energies worldwide since 2020, including €4 billion in France alone, supporting the energy transition of its sites and its customers.

•	TotalEnergies is proud to recall that, starting from virtually zero in 2020, it is now producing 50 TWh of electricity (2025) worldwide, thanks largely to 32 GW of gross installed capacity in renewables, equivalent to around fifteen nuclear reactors.

•	In France, TotalEnergies is proud to have been selected to build the largest renewables project ever developed in the country. This offshore wind facility will supply green power to over a million homes, for a total investment of some €4.5 billion, the largest investment by TotalEnergies in France for thirty years.

•	In France, TotalEnergies is proud to have reached over 2 GW of installed renewable capacity, through 430 wind and solar facilities, and to supply electricity and gas to 4.2 million residential and business customers.

•	In France, TotalEnergies is proud to be the leader in motorway high-power EV charging, with almost 1,900 charge points. The Company also has over 4,500 charge points in public concessions for motorists in urban and suburban areas.

•	In France, TotalEnergies is proud to have invested almost €1 billion in two biorefineries to produce biofuels and sustainable aviation fuel at La Mède near Marseille and Grandpuits outside Paris.

•	In France, TotalEnergies is proud to have established itself as a major player in agrivoltaics with 117 projects under development nationwide, which will, on completion, represent almost 2 GW of renewable power.

•	Worldwide, TotalEnergies is proud to have reduced its greenhouse gas emissions by 36% on its operated oil and gas facilities between 2015 and 2024, and to have reduced its methane emissions by 55% between 2020 and 2024.

Regardless of the opinions of all those who continue to accuse us of greenwashing, despite everything we have already achieved for the energy transition in France and the rest of the world, we are proud to make every effort to serve our customers every day, to contribute to the world’s energy security, and to help to build the energy system of tomorrow.

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).